February 10, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Guerrilla RF, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on February 2, 2022

File No. 333-261860

Dear Sir or Madam:

On behalf of Guerrilla RF, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to the Registration Statement filed by the Company on February 2, 2022.

The Amended Registration Statement is filed in response to the staff’s comment letter dated February 9, 2022. To aid in your review, I have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Amended Registration Statement has been revised in response to the comments.

Amendment 1 to Form S-1 Filed on February 2, 2022

Unaudited Pro Forma Combined Financial Information, page F-49

1. We note your disclosures in the second and fifth sentences of the fifth paragraph on page F-49 state the pro forma financial statements do not include non-recurring charges related to the Merger and the pro forma statements of operations only include adjustments that are expected to have a continuing impact. Please be advised that these disclosures do not comply with the recently revised pro forma requirements in Article 11 of Regulation S-X and do not appear to be consistent with your pro forma financial statements, including adjustment (i). Please revise the disclosures on page F-49 to comply with Article 11 of Regulations S-X and ensure your pro forma financial statements include all required pro forma adjustments.

Response:	The pro forma financial statements include adjustments to reflect the Merger. Please see page F-49 of the Amended Registration Statement, which has been supplemented in response to this comment.

Division of Corporation Finance

February 10, 2022

Unaudited Combined Balance Sheets, page F-50

2. Please revise your pro forma balance sheet as of September 30, 2021 to disclose the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response:	Please see page F-50 of the Amended Registration Statement, which has been supplemented in response to this comment.

Notes to Unaudited Pro Forma Financial Statements, page F-53

3. In regard to financial statement line items that are impacted by several pro forma adjustments, please provide a summary that clearly shows the impact of each pro forma adjustment on the balances presented. This information can be provided in a footnote or in a manner similar to how you present the impact of pro forma adjustments on cash.

Response:	Please see page F-53 of the Amended Registration Statement, which has been supplemented in response to this comment.

4. Refer to adjustment (e) on page F-53. Please revise note (e) to only include the shares issued for cash in the private placement. Please provide a separate footnote to disclose the shares issued by Laffin in exchange for the outstanding preferred shares and common shares of Guerrilla RF and the shares issued in exchange for the outstanding notes payable that were the result of the Merger.

Response:	Please see page F-53 of the Amended Registration Statement, which has been supplemented in response to this comment.

Sincerely,

/s/ Iain MacSween